AMENDMENT TO SUB-ADVISORY, SUB-ADMINISTRATION AND

ACCOUNTING SERVICES AGREEMENT

This Amendment to Sub-Advisory, Sub-Administration and Accounting Services Agreement is made and entered into as of October 1, 2007, by and between RS INVESTMENT MANAGEMENT CO. LLC (“RS”) and GUARDIAN INVESTOR SERVICES LLC (“GIS”).

WHEREAS, RS, GIS, and RS Variable Products Trust (solely with respect to Section 13 of the Agreement) have entered into a Sub-Advisory, Sub-Administration and Accounting Services Agreement dated October 5, 2006 (the “Agreement”), pursuant to which GIS renders advice and services to the series of the Trust listed on Annex A to the Agreement and performs such other services as described in the Agreement; and

WHEREAS, RS and GIS wish to amend Annex A to the Agreement;

NOW THEREFORE, the parties for and in consideration of the premises and mutual agreements contained herein, hereby agree as follows:

1. Annex A to the Agreement shall be, and hereby is, amended and restated in its entirety as set forth on Annex A attached hereto, to reflect that, effective October 1, 2007, the sub-advisory fee paid by RS to GIS with respect to RS Money Market VIP Series is paid at an annual rate of 0.4275% of the Fund’s average daily net assets.

IN WITNESS WHEREOF, each of the Parties has caused this Amendment to be executed in its name and on its behalf by its duly authorized officer as of this 1st day of October, 2007.

RS INVESTMENT MANAGEMENT CO. LLC

By:	/s/ Terry R. Otton
Name:	Terry R. Otton
Title:	Chief Executive Officer

GUARDIAN INVESTOR SERVICES LLC

By:	/s/ Thomas G. Sorell
Name:	Thomas G. Sorell
Title:	Executive Vice President and Chief Investment Officer

ANNEX A - Covered Portfolios Fee Schedule (revised as of October 1, 2007)

Portfolio	Annual Fee Rate
RS S&P 500 Index VIP Series	0.2375%
RS Asset Allocation VIP Series	0.4750%
RS High Yield Bond VIP Series	0.5700%
RS Low Duration Bond VIP Series	0.4275%
RS Investment Quality Bond VIP Series	0,4750%
RS Money Market VIP Series	0.4275%